SI 06050375)MMISSION
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 0 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTERNATIVE ACCESS CAPITAL, LLC

OFFICIAL USE ONLY
129469
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 WESTCHESTER AVENUE
(No. and Street)

WHITE PLAINS NY 10604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ + GOLDFARB LLP
(Name – *if individual, state last, first, middle name*)

17 WEST JOHN STREET HICKSVILLE NY 11801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIKA M. CRAMER, swear (or affirm)t hat, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE ACCESS CAPITAL LLC, as of DECEMBER 31, 20 05, are true and correct. If urthers wear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

ROSE STRAUSS
Notary Public State of New York
No. 30-4700661
Qualified in Nassau County
Commission Expires July 31 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alternative Access Capital LLC

Statement of Financial Condition

December 31, 2005

Alternative Access Capital LLC

Table of Contents

December 31, 2005

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Members of
Alternative Access Capital LLC

We have audited the accompanying statement of financial condition of Alternative Access Capital LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alternative Access Capital LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz + Goldfarb, LLP

Hicksville, New York
February 14, 2006

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbermole.com

Alternative Access Capital LLC
Statement of Financial Condition
As of December 31, 2005

ASSETS

Cash	$	120,192
Equipment, net		4,466
Other assets		2,520
Total assets		127,178

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		9,900
Total liabilities		9,900
Members' equity		117,278
Total liabilities and members' equity	$	127,178

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

Alternative Access Capital LLC (the "Company"), which was formed in July of 2003, is a broker-dealer registered with the Securities and Exchange Commission (SEC). In March 2004, the Company received its approval for membership with the National Association of Securities Dealers, Inc. (NASD), to begin operations as a broker-dealer. The Company, which is located in New York, markets and distributes specialized investment management strategies for high net worth individuals and institutional investors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight line method over an estimated useful life of five years.

Income Taxes

The Company's members have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the members are liable for the federal and state tax on corporate income and receive the benefit of corporate losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital was $110,292, which was approximately $105,292 in excess of its minimum requirement of $5,000.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 5 - EQUIPMENT

Equipment consists of the following at December 31, 2005:

		2005
Equipment	$	6,871
Less accumulated depreciation		(2,429)
	$	4,442

NOTE 6 – CREDIT AND OFF-BALANCE-SHEET RISK

At certain times throughout the year the Company may maintain bank balances in excess of federally insured limits. The Company's agreements with its customers generally provide for fees to be received at the beginning of the period applicable to the services rendered. Accordingly, the Company is generally not exposed to credit risk. At December 31, 2005, the Company does not hold any financial instruments with off-balance-sheet risk.